

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

**VIA FACSIMILE AND U.S. MAIL**

September 16, 2008

Ms. Amy W. Leong
Controller
TC Pipelines, LP
13710 FNB Parkway
Omaha, Nebraska 68154

**Re: TC Pipelines, LP**
**Form 10-K for Fiscal Year Ended December 31, 2007**
**Filed February 28, 2008**
**Form 10-Q for Fiscal Quarters Ended**
**March 31, 2008 and June 30, 2008**
**File No. 0-26091**

Dear Ms. Leong:

We have reviewed your response dated August 22, 2008 to our comment letter dated August 12, 2008 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Consolidated Statement of Cash Flows, page 6

1. We reviewed your response to the comment in our letter dated August 12, 2008. We agree that a return of capital should be reported as cash flows from investing activities. However, we do not believe that an excess of current period equity earnings over distributions should be reported as an investing cash outflow. In applying the concepts of SFAS 95, the amounts recognized in investing activities should be based on life-to-date earnings and life-to-date distributions. For example, as indicated in your responses dated August 1, 2008 and August 22, 2008, Great Lakes contributed equity earnings of $18.6 and distributed $11.6 million in the first quarter of 2008. You recognized the difference (an excess of equity earnings over distributions for the quarter) of $7 million as an investing

cash outflow.  However, after giving consideration to the previously reported return of capital of $12.3 million, it appears that $6.3 million (the difference between current period equity earnings and life-to-date excess distributions at the previous reporting date) should be reported as a return on investment in operating cash flows and $5.3 million (the difference between the $11.6 million distribution and the $6.3 million that should be recognized as an operating cash flow) should be reported as a return of investment in investing cash flows.  We agree that distributions in excess of equity earnings in the second quarter of 2008 should be reported in investing cash flows.  Please further explain why you believe your methodology for allocating distributions from equity method investees between operating and investing cash flows complies with SFAS 95 or revise as appropriate.  If you do not believe a revision is required please explain the facts that support your position.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a response letter that keys your response to our comment and provides any requested information.  Detailed response letters greatly facilitate our review.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief